SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

(Commission File No. 001-14493)

TELESP CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of registrant's name in English)

Rua Abílio Soares, 409
Paraíso - São Paulo, SP
The Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

TELESP CELULAR PARTICIPAÇÕES S/A

CNPJ 02.558.074/0001-73
N I R E 35.3.001.587.9-2

MINUTES OF RECTIFICATION AND CONFIRMATION OF TELESP CELULAR PARTICIPAÇÕES S/A BOARD OF DIRECTORS EXTRAORDINARY MEETING HELD ON 07/17/2002

Participants: MIGUEL ANTÓNIO IGREJAS HORTA E COSTA, NORBERTO VEIGA DE SOUSA FERNANDES, ESTANISLAU JOSÉ MATA COSTA, PAULO JORGE DA COSTA GONÇALVES FERNANDES, ZEINAL ABEDIN MOHAMED BAVA, FRANCISCO JOSÉ DE AZEVEDO PADINHA, IRIARTE JOSÉ ARAÚJO ESTEVES, GUILHERME SILVÉRIO PORTELA SANTOS, JOSÉ PEDRO FARIA PEREIRA DA COSTA, CARLOS MANUEL DE LUCENA E VASCONCELLOS CRUZ, MARIA PAULA DE ALMEIDA MARTINS CANAIS, EDUARDO PERESTRELO CORREIA DE MATOS, RUI MANUEL DE MEDEIROS D'ESPINEY PATRÍCIO, PAULO JOSÉ SOARES, GILSON RONDINELLI FILHO and ANTÔNIO GONÇALVES DE OLIVEIRA.

On August 9, 2002, at 9:00 am, at the corporate headquarters located on Rua Abílio Soares, 409, in the city of São Paulo, the members of the Board of Directors of Telesp Celular Participações S/A met extraordinarily to deliberate on the following issues: 1) To rectify item 5 of the Minutes of the Board of Directors Extraordinary Meeting held on June 17, 2002; and 2) To confirm all other deliberations considered at the referred Meeting.

OCURRENCIES AND DELIBERATIONS

1) Considering the mistake of having included the resignation of Mr. Estanislau José Mata Costa in item 5 of the Company's Minutes of the Board of Directors' Extraordinary Meeting held on June 17, 2002, that reference was removed and item number 5 of that Minutes was corrected accordingly, which now shall have the following wording:

"5) In connection with the other matters of interest of the Company, Board Member Dr. Miguel António Igrejas Horta e Costa informed those in attendance of the resignation of the Chairman of The Board of Directors of Telesp Celular Participações S.A., Mr. Francisco Murteira Nabo, and of board members Mr. António Joaquim Simões Gomes de Azevedo and Mr. Pedro Amadeu Albuquerque Santos Coelho, which were accepted by the Co mpany."

(...)

Finally, as suggested by Dr. Miguel António Igrejas Horta e Costa, it was decided that mention of honorable recognition should be recorded in the minutes for the excellent work provided by Mr Francisco Luis Murteira Nabo, Mr. António Joaquim Simões Gomes de Azevedo and Mr. Pedro Amadeu Albuquerque Santos Coelho in their mandate terms as Members of the Company's Board of Directors.

2) All of the other deliberations of the Company's Board of Directors Meeting held on June 17, 2002, were confirmed.

Having no further issues to be discussed, these minutes were drawn by myself, the secretary, then were read and approved and undersigned by the members of the Board.

São Paulo August 9, 2002.
MIGUEL ANTÓNIO IGREJAS HORTA E COSTA
Vice-President

TELESP CELULAR PARTICIPAÇÕES S/A

CNPJ 02.558.074/0001-73
N I R E 35.3.001.587.9-2

MINUTES OF RECTIFICATION AND CONFIRMATION OF TELESP CELULAR PARTICIPAÇÕES S/A BOARD OF DIRECTORS EXTRAORDINARY MEETING HELD ON 07/17/2002

NORBERTO VEIGA DE SOUSA FERNANDES
Vice-President

ESTANISLAU JOSÉ MATA COSTA
Director

PAULO JORGE DA COSTA GONÇALVES FERNANDES
Director

ZEINAL ABEDIN MOHAMED BAVA
Director

FRANCISCO JOSÉ DE AZEVEDO PADINHA
Director

IRIARTE JOSÉ ARAÚJO ESTEVES
Director

GUILHERME SILVÉRIO PORTELA SANTOS
Director

JOSÉ PEDRO FARIA PEREIRA DA COSTA
Director

CARLOS MANUEL DE LUCENA E VASCONCELLOS CRUZ
Director

MARIA PAULA DE ALMEIDA MARTINS CANAIS
Director

EDUARDO PERESTRELO CORREIA DE MATOS
Director

RUI MANUEL DE MEDEIROS D'ESPINEY PATRÍCIO
Director

PAULO JOSÉ SOARES
Director

GILSON RONDINELLI FILHO
Director

ANTÔNIO GONÇALVES DE OLIVEIRA
Director

Plínio José Lopes Shiguematsu
Secretary

TELESP CELULAR PARTICIPAÇÕES S/A

National Directory of Legal Entities (CNPJ) No. 02.558.074/0001-73
Company Registration Identification Number (N.I.R.E.) 35.3.001.587.9-2

MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF TELESP CELULAR PARTICIPAÇÕES S/A HELD ON AUGUST 9, 2002.

(prepared in summary form as permitted by Article 130, Paragraph 1, of Law No. 6.404/76).

I - DATE, TIME, AND PLACE:

The meeting was held on August 9, 2002 at 11 a.m., at Alameda Campinas, nº 266, Sala Capri, in the City of São Paulo, State of São Paulo.

II - NOTICE OF MEETING AND ATTENDANCE:

The notice of the meeting was duly published on July 25, 26, and 27, 2002, on pages 22, 14, and 14, respectively, of the State Gazette (Business Section) and on July 25, 26, and 29, 2002 on pages A-8, C-5, and A-10, respectively, of the newspaper "Gazeta Mercantil", and more than two-thirds (2/3) of the voting stock were in attendance, according to the signatures to the Shareholders' Attendance Book, thus the legally required quorum was met.

III - CHAIRMAN AND SECRETARY.

The Meeting was chaired by Mr. Gilson Rondinelli Filho, who invited me, Plínio José Lopes Shiguematsu to act as secretary, and next declared the meeting opened.

IV - AGENDA:

1) Election and Appointment by the voting common shareholders of the Chairman of the Board of Directors to substitute the Chairman who resigned; and

2) Election and Appointment by the voting common shareholders of members of the Board of Directors to substitute for, and complete the term of office of, the members of the Board of Directors who resigned.

RESOLUTIONS:

1) Due to the resignation of Mr. Francisco Murteira Nabo from the office of Chairman of the Board of Directors, which was accepted by the Company's Board of Directors, the appointment of Mr. Miguel António Igrejas Horta e Costa was unanimously approved to occupy the office of Chairman of the Company's Board of Directors in substitution ~~of~~ for Mr. Francisco Murteira Nabo.

2) Due to the resignations of Messrs. Antonio Joaquim Simões Gomes da Costa de Azevedo and Pedro Amadeu Albuquerque Santos Coelho from the offices of members of the Board of Directors, which were accepted by the Company's Board of Directors, the shareholder Portugal Telecom, SGPS, S.A. nominated Mr. Luís Manuel Pêgo Todo Bom to complete their term of office. The Secretary of the Meeting reported that the shareholder

Portugal Telecom, SGPS, S.A. declared in a written document, initialed by the Chairman and the Secretary and filed at the Company's headquarters as exhibit 1, that it was informed that Mr. Luis Manuel Pêgo Todo Bom, who is hereby nominated to occupy the office of member of the Board of Directors, is capable of submitting the declaration referred to in Article 147, Paragraph 3, items I and II, of Law No. 6.404/76 and CVM Instruction No. 367 of 5/29/2002. The Chairman Secretary of the Meeting also read Mr. Luis Manuel Pego Todo Bom's résumé, which was initialed by the Chairman and Secretary and filed at the Company's headquarters as exhibit 2. Then, the appointment of Mr. Luis Manuel Pêgo Todo Bom was unanimously approved to the office of member of the Company's Board of Directors.

3) Because of the ~~substitution~~ appointment of Mr. Miguel António Igrejas Horta e Costa ~~in~~ to the office of Chairman of the Board of Directors, Mr. Iriarte José Araújo Esteves was designated and unanimously approved to occupy the office of Deputy Chairman of the Company's Board of Directors in substitution ~~of~~ for Mr. Miguel António Igrejas Horta e Costa.

4) Substitution of the Deputy Chairman of the Board of Directors, Mr. Norberto Fernandes, ~~with~~ by another member of the Board of Directors, Mr. Carlos Manuel de Lucena e Vasconcellos Cruz, was also unanimously approved, whereby Mr. Norberto Fernandes was transferred to the office of member of the Company's Board of Directors.

5) Finally, it was resolved that the other offices of the Company's Board of Directors will continue vacant until a decision is made to fill them.

CLOSING AND SIGNATURES.

With no~~thing~~ further business to discuss and since none of those presents asked for the floor, the Chairman adjourned the meeting for the time necessary to prepare these minutes recorded in the appropriate book. The meeting was reopened and the minutes were read, accepted, and signed by those present. São Paulo, August 9, 2002.

SHAREHOLDERS IN ATTENDANCE:

I certify that this is a true copy of the minutes recorded in the appropriate book.

Plínio José Lopes Shiguematsu
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP CELULAR PARTICIPAÇÕES S.A.

Date: 08/12/02

By: ______________________

Name: Maria Paula Canais

Title: Director of Investor Relations